UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securiteis Exchange Act of 1934

                                (Amendment No.___________)*


                              RadView Software Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Ordinary Share, NIS .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   M81867 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. M81867 10 9                  13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sadot Research and Development Fund Ltd

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,284,315 shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,284,315 shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,284,315 shares

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%
     Ownership percentages are based on 16,366,572 ordinary shares outstanding on December 31, 2000
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

CUSIP No. M81867 10 9                  13G


________________________________________________________________________________
Item 1(a).  Name of Issuer:

RadView Software Ltd.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

7 New England Executive Park, Burlington, Massachusetts 01803.

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Sadot Research and Development Fund Ltd

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

23 Petach Tikva Road, Tel Aviv 61361 Israel

________________________________________________________________________________
Item 2(c).  Citizenship:


            Israel
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Ordinary Shares, NIS .01 par value per share

________________________________________________________________________________
Item 2(e).  CUSIP Number:

M81867 10 9

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


                               Page 3 of 5 pages

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  1,284,315


     (b)  Percent of class:  7.8%
          Ownership percentages are based on 16,366,572 ordinary shares outstanding on December 31, 2000

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  1,284,315


          (ii)  Shared power to vote or to direct the vote:  0 shares


          (iii) Sole power to dispose or to direct the disposition of:
                                                               1,284,315 shares

          (iv)  Shared power to dispose or to direct the disposition of:
                                                               0 shares



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereo the reporting person has ceased to be the beneficial owner of more than five percent of the class of securiteis, check the following [ ].

Not applicable

                               Page 4 of 5 pages

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Not applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Sadot Research and Development Fund Ltd.


                                             /s/ Ben Zion Israel
                                             ------------------------

Date:  February 13, 2001                By:  Ben Zion Israel
                                             CFO